Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Incorporation	Name Under Which Entity Conducts Business
Cellu Tissue Holdings, Inc.	Delaware	Clearwater Paper Group
Cellu Tissue Corporation–Natural Dam	Delaware	Clearwater Paper – Natural Dam
Cellu Tissue Corporation–Neenah	Delaware	Clearwater Paper – Neenah
Cellu Tissue LLC	Delaware	Clearwater Paper – East Hartford
Coastal Paper Company	Virginia	Clearwater Paper – Wiggins
Menominee Acquisition Corporation	Delaware	Clearwater Paper – Menominee
Van Paper Company	Mississippi	N/A
Van Timber Company	Mississippi	N/A
Cellu Tissue–Thomaston, LLC	Delaware	Clearwater Paper – Thomaston
Cellu Tissue–Long Island, LLC	Delaware	Clearwater Paper – Long Island
Cellu Tissue Corporation–Oklahoma City	Delaware	Clearwater Paper – Oklahoma City
Interlake Acquisition Corporation Limited	Nova Scotia	Clearwater Paper – St. Catharines
Cellu Tissue-CityForest LLC	Minnesota	Clearwater Paper – Ladysmith